United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
SBS Broadcasting S.A.

(Name of Issuer)
Common Stock, par value €2.00 per share

(Title of Class of Securities)
L8137 F102

(CUSIP Number)
PKS Media S.à r.l.
12, rue Léandre Lacroix
L-1913 Luxembourg
+352-26-86-81-1

Permira Holdings Limited
Permira Europe III G.P. Limited
Permira Europe III G.P. L.P.
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GmbH & Co KG
Permira Europe III Co-Investment Scheme
Permira Investments Limited
KKR Millennium Fund (Overseas), Limited
   Partnership
KKR European Fund, Limited Partnership
KKR Associates Europe, Limited Partnership
KKR Associates Millennium (Overseas),
   Limited Partnership
KKR Europe Limited
KKR Millennium Limited

c/o Permira III G.P. Limited Trafalgar Court, Les Banques St Peter Port, Guernsey GY1 3QL Channel Islands +44 1481 745001	c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019 (212) 750-8300

with a copy to: Don Guiney Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom +44 20 7936 4000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

CUSP No. L8137F102	13D	Page 2 of 30 Pages
August 21, 2005

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. L8137F102			Page 3 of 30

1.	Name of Reporting Person: PKS Media S.á r.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): OO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 4 of 30

1.	Name of Reporting Person: Permira Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): CO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 5 of 30

1.	Name of Reporting Person: Permira Europe III G.P. Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): CO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 6 of 30

1.	Name of Reporting Person: Permira Europe III G.P. L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 7 of 30

1.	Name of Reporting Person: Permira Europe III L.P.1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 8 of 30

1.	Name of Reporting Person: Permira Europe III L.P.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 9 of 30

1.	Name of Reporting Person: Permira Europe III GmbH & Co KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 10 of 30

1.	Name of Reporting Person: Permira Europe III Co-Investment Scheme		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): OO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 11 of 30

1.	Name of Reporting Person: Permira Investments Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): CO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 12 of 30

1.	Name of Reporting Person: KKR Millennium Fund (Overseas), Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 37-1450824

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 13 of 30

1.	Name of Reporting Person: KKR European Fund, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 13-4085299

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 14 of 30

1.	Name of Reporting Person: KKR Associates Europe, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 13-4085309

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 15 of 30

1.	Name of Reporting Person: KKR Associates Millennium (Overseas), Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 37-1450826

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): PN

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 16 of 30

1.	Name of Reporting Person: KKR Europe Limited		I.R.S. Identification Nos. of above persons (entities only): 13-4085300

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): OO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137F102			Page 17 of 30

1.	Name of Reporting Person: KKR Millennium Limited		I.R.S. Identification Nos. of above persons (entities only): 37-1450828

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,196,866*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,866*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.8%

14.	Type of Reporting Person (See Instructions): OO

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.

CUSIP No. L8137 F102	13D	Page 18 of 30 Pages
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that any such person is the beneficial owner of any of the Issuer Common Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 1.  Security and Issuer
This statement on Schedule 13D relates to the common shares, par value €2.00 per share, of SBS Broadcasting S.A. (the Issuer Common Shares), a Luxembourg société anonyme, register number B31 996 (the Issuer), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The principal executive office of the Issuer is located at 8-10, rue Mathias Hardt, L-1717 Luxembourg, Luxembourg.
Item 2.  Identity and Background
This statement is being filed jointly by:
1.	PKS Media S.à r.l. (Purchaser);

2.	Permira Holdings Limited, Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P. 1, Permira Europe III L.P. 2, Permira Europe III GmbH & Co KG, the Permira Europe III Co-Investment Scheme and Permira Investments Limited (collectively, the Permira Reporting Persons);

3.	KKR Millennium Fund (Overseas), Limited Partnership (KKR Millennium Fund), KKR European Fund, Limited Partnership (KKR European Fund and, together with KKR Millennium Fund, the KKR Funds), KKR Associates Millennium (Overseas), Limited Partnership (KKR Millennium Associates), KKR Associates Europe, Limited Partnership (KKR European Associates, and, together with KKR Millennium Fund, KKR European Fund and KKR Millennium Associates, the KKR Limited Partnerships), KKR Millennium Limited (KKR Millennium Ltd.) and KKR Europe Limited (KKR Europe Ltd. and, together with KKR Millennium Ltd., the KKR Limiteds, and, the KKR Limiteds, together with the KKR Limited Partnerships, the KKR Reporting Persons)
(such persons, collectively, the Reporting Persons).
1.   Purchaser
(a) – (c) Purchaser is the vehicle through which the Permira Reporting Persons and the KKR Reporting Persons will purchase substantially all of the assets and liabilities of the Issuer as described herein. Its principal business will be the ownership and

CUSIP No. L8137 F102	13D	Page 19 of 30 Pages
operation of private commercial television and radio stations in Western and Central Europe. The address and principal place of business and office of Purchaser is 12, rue Léandre Lacroix, L-1913 Luxembourg, Luxembourg. Purchaser was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incidental to its formation and such transactions.
The managers of Purchaser are Ms. Séverine Michel, Mr. Laurence McNairn, Mr. Stefan Weckermann and Mr. Dominic Murphy. Ms. Michel’s principal occupation is as a jurist and her business address is 12, rue Léandre Lacroix, L-1913 Luxembourg, Luxembourg. Mr. McNairn’s principal occupation is as a managing director of Guernsey International Fund Managers Limited and his business address is Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 Q3L. Mr. Weckermann’s principal occupation is as financial controller of Demag Holding S.à r.l. and his business address is 61, rue de Rollingergrund, L-2440 Luxembourg, Luxembourg. Mr. Murphy’s principal occupation is as managing director of Kohlberg Kravis Roberts & Co. Ltd. and his business address is Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom.
(d)  Neither the Purchaser, nor, to the best of its knowledge, the individuals named in this Section 1 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)  Neither the Purchaser nor, to the best of its knowledge, the individuals named in this Section 1 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.
(f)  Purchaser is a Luxembourg société à responsibilité limitée (limited liability company). Ms. Michel is a French citizen and Mr. McNairn is a British citizen. Mr. Weckermann is a German citizen and Mr. Murphy is a British citizen.
2.  The Permira Reporting Persons
(a) – (c) Permira Holdings Limited is the sole member of Permira Europe III G.P. Limited. Permira Europe III G.P. Limited is the general partner of Permira Europe III G.P. L.P. and administers the Permira Europe III Co-Investment Scheme. Permira Europe III G.P. L.P. is the general partner of Permira Europe III L.P. 1 and Permira Europe III L.P. 2 and the managing limited partner of Permira Europe III GmbH & Co. KG.
The principal business of Permira Europe III L.P. 1, Permira Europe III L.P. 2, Permira Europe III GmbH & Co. KG, the Permira Europe III Co-Investment Scheme and Permira Investments Limited (collectively, the Permira Funds) is to invest in other companies. The principal business of Permira Europe III G.P. L.P. is to act as general partner or administrator to various investment funds. The principal business of Permira Europe III G.P. Limited is to act as general partner to various investment

CUSIP No. L8137 F102	13D	Page 20 of 30 Pages
funds. The principal business of Permira Holdings Limited is to act as a holding company.
The address and principal place of business and office of Permira Holdings Limited, Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P. 1, Permira Europe III L.P. 2, Permira Europe III GmbH & Co. KG, Permira Europe III Co-Investment Scheme and Permira Investments Limited is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands.
Messrs. Laurence McNairn, John Marren, Peter Smitham and Nigel Carey are the directors of Permira Holdings Limited and Permira Europe III G.P. Limited. Messrs. McNairn, Marren and Carey and also Mr. Jonathan Lowe are directors of Permira Investments Limited. The present principal occupation or employment of Messrs. McNairn and Marren are as managing directors of Guernsey International Fund Managers Limited, a Guernsey limited company, the address of which is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands. The present principal occupation or employment of Mr. Smitham is as director of Permira Advisers Limited, an English limited company, the address of which is 20 Southampton Street, London WC2E 7QH, United Kingdom. The present principal occupation or employment of Mr. Carey is as an advocate at Carey Olsen a Guernsey law firm, the address of which is 7 New Street, St. Peter Port, Guernsey GY1 4BZ, Channel Islands. The present principal occupation or employment of Mr. Lowe is as Finance Director of Permira Advisers Limited, an English limited company, the address of which is 20 Southampton Street, London WC2E 7QH, United Kingdom. The business address of Messrs. McNairn and Marren is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands. The business address of Mr. Carey is New Street, St. Peter Port, Guernsey GY1 4BZ, Channel Islands. The business address of Messrs. Smitham and Lowe is 20 Southampton Street, London WC2E 7QH, United Kingdom.
(d) None of the Permira Reporting Persons or, to the best of their knowledge, the individuals named in this Section 2 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) None of the Permira Reporting Persons or, to the best of their knowledge, the individuals named in this Section 2 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the past 5 years.
(f) Permira Holdings Limited, Permira Europe III G.P. Limited and Permira Investments Limited are limited companies organized under the laws of Guernsey. Permira Europe III G.P. L.P., Permira Europe III L.P. 1 and Permira Europe III L.P. 2 are limited partnerships organized under the laws of Guernsey. The Permira Europe III Co-Investment Scheme is a contractual arrangement under the laws of Guernsey. Permira Europe III GmbH & Co. KG is a Kommanditgesellschaft (limited

CUSIP No. L8137 F102	13D	Page 21 of 30 Pages
partnership) registered with the commercial register of the Local Court of Munich, Federal Republic of Germany. Messrs McNairn, Carey, Smitham and Lowe are British citizens. Mr. Marren is an Irish Citizen.
3.  KKR Reporting Persons
KKR Millennium Associates is the sole general partner of KKR Millennium Fund. KKR Millennium Ltd. is the sole general partner of KKR Millennium Associates. KKR European Associates is the sole general partner of KKR European Fund. KKR Europe Ltd. is the sole general partner of KKR European Associates.
Each of the KKR Funds is principally engaged in the business of investing in other companies. Each of KKR Millennium Associates, KKR Millennium Ltd., KKR European Associates and KKR Europe Ltd. is engaged in the business of investing in other companies through limited partnerships.
The address and principal place of business and office of each of the KKR Limited Partnerships is c/o Eeson Woolstencroft LLP, 500, 603 – 7th Avenue S.W., Calgary, Alberta T2P 2T5, Canada.
The address and principal place of business and office of each of the KKR Limiteds, is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jacques Garaïalde and Marc S. Lipschultz are members of KKR Millennium Ltd. and KKR Europe Ltd. The present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company, which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (KKR), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom. The business address of Messrs. Kravis, Raether, Golkin, Stuart, Navab and Lipschultz is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Fisher, Huth and Garaïalde is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD United Kingdom.
(d)  None of the KKR Reporting Persons or, to the best of their knowledge, the individuals named in this Section 3 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)  None of the KKR Reporting Persons or, to the best of their knowledge, the individuals named in this Section 3 of Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. L8137 F102	13D	Page 22 of 30 Pages
mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.
(f)  The KKR Limited Partnerships are each a limited partnership organized in Alberta, Canada. The KKR Limiteds are each a limited company organized in the Cayman Islands. Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab and Lipschultz are each United States citizens. Mr. Huth is a German citizen and Mr. Garaïalde is a French citizen.
Item 3.    Source and Amount of Funds or Other Consideration
As more fully described in Item 4 hereof, as an inducement for Purchaser to enter into the SPA (as defined in Item 4 below), certain shareholders of the Issuer (collectively, the Shareholders) have each entered into a Voting Agreement, dated as of August 21, 2005 (collectively, the Voting Agreements), in respect of Issuer Common Shares held by them (the Subject Shares), with Purchaser as more fully described in Item 4 hereof. The transactions contemplated by the Voting Agreements, which are the basis for the beneficial ownership of the Subject Shares by the Reporting Persons, are not expected to require the expenditure of any funds.
Item 4.    Purpose of Transaction
Sale and Purchase Agreement
Pursuant to an Amended and Restated Sale and Purchase Agreement (the SPA), dated as of August 21, 2005 and amended and restated as of August 25, 2005, by and between the Issuer and Purchaser, Purchaser agreed to purchase from the Issuer, the Issuer’s commercial free-to-air and pay television and radio broadcasting business, and the complementary print and localization operations, through the acquisition of substantially all of the assets and liabilities of the Issuer (the Acquisition). The purchase price (the Purchase Price) under the SPA is €1,690,745,332, and will be paid in cash by Purchaser. Consummation of the transactions contemplated by the SPA is subject to (i) approval of the holders of the Issuer Common Shares at the Seller EGM (as defined below), (ii) the following governmental approvals: (x) the European Commission adopting a decision pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings declaring the transactions contemplated by the SPA compatible with the common market, (y) confirmation having been received from the Competition Commission (Wetbewerbskommission) in Switzerland that, pursuant to the Swiss Merger Regulation (Verordnung über die Kontrolle von Unternehmenszusammenschlüsse), the transactions contemplated by the SPA may proceed and (z) confirmation having been received from the Romanian Competition Council (Council Consiliul Concurentei din Romania) in the Republic of Romania that, pursuant to the Competition Law of the Republic of Romania (Legea Concurentei 21/1996), the

CUSIP No. L8137 F102	13D	Page 23 of 30 Pages
transactions contemplated by the SPA may proceed and (iii) other customary closing conditions. Pursuant to the Acquisition, Purchaser will acquire substantially all of Issuer’s assets and assume substantially all of its liabilities. The foregoing summary of the SPA is qualified by reference to the SPA filed as Exhibit 1 to this Schedule 13D.
The Acquisition comprises the acquisition of substantially all of the assets and liabilities of the Issuer by the Purchaser pursuant to the SPA. Pursuant to the SPA, the Issuer has agreed to take all action necessary in accordance with applicable law and its governing documents to convene, at the earliest practicable time after the date of the execution of the SPA, an extraordinary general meeting of its shareholders to consider the approval of the SPA and the transactions contemplated thereby (the Seller EGM). Following the consummation of the transactions contemplated by the SPA (but subject to the limitations contained therein), the Issuer shall, as promptly as practicable, take all actions reasonably required to cause its dissolution and liquidation under applicable law (the Issuer Liquidation). To the knowledge of the Reporting Persons, following consummation of the Issuer Liquidation, the Issuer Common Shares will be deregistered under the Securities Act of 1933, as amended, and delisted from The Nasdaq Stock Market’s National Market.
Voting Agreements
In connection with the execution and delivery of the SPA, and as an inducement to Purchaser to enter into the SPA, the Shareholders each entered into a Voting Agreement in respect of the Subject Shares held by them, with Purchaser pursuant to which the Shareholders have, among other things, agreed to:
(i)	attend and participate in all meetings of the Issuer’s shareholders called in connection with the SPA, the Acquisition and/or the transactions contemplated by the SPA (including any postponements or adjournments thereof, a Meeting);

(ii)	at any Meeting, vote the Subject Shares, or cause the Subject Shares to be voted, for the approval of the Acquisition and the other transactions contemplated by the SPA and other matters relating thereto presented for approval of the Issuer’s shareholders;

(iii)	vote the Subject Shares at any Meeting or any other meeting of the Issuer’s shareholders, or cause the Subject Shares to be voted, against the approval of any other contract, agreement or arrangement providing for an acquisition of shares, acquisition of assets, merger, consolidation or other business combination of Issuer with or by any person other than Purchaser, or providing for any amendment to Issuer’s governing documents or any other action or contract that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the Acquisition or the other transactions contemplated by the SPA, or change the voting rights of any class of capital stock of Issuer; and

CUSIP No. L8137 F102	13D	Page 24 of 30 Pages
(iv)	from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents, agreements and other instruments (terminating concurrently with the Voting Agreement) as may be reasonably required for the purpose of carrying out the intent of the parties thereunder.
     In addition, under the Voting Agreements, each Shareholder has agreed not to, without the prior written consent of Purchaser (to be granted or withheld in its sole discretion): (i) sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the Subject Shares held by such Shareholder, (ii) grant any proxy, deposit any Subject Shares held by him in a voting trust or enter into a voting agreement, power of attorney, voting trust or similar arrangement with respect to such shares held by such Shareholder (except for the Voting Agreement), or (iii) take any other action that would make any representation or warranty of the Shareholder contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing the Shareholder from performing his obligations under the relevant Voting Agreement.
     The Voting Agreements will terminate upon the earliest to occur of (i) the closing of the Acquisition as contemplated under the SPA, (ii) November 30, 2005, (iii) the date of the termination of the SPA and (iv) the date that the SPA shall have been amended in a manner materially adverse to the interests of the Shareholders.
     The Shareholders and the number of Subject Shares subject to their respective Voting Agreements, along with such information required by Item 1 with respect to such shareholders, as based on information provided to the Reporting Persons, are set forth in Schedule 1 hereto, which is incorporated herein by reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.
     As a result of the foregoing, the Reporting Persons and each Shareholder may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person expressly disclaims beneficial ownership of any Issuer Common Shares that are covered by the Voting Agreements.
Item 5.    Interest in Securities of the Issuer
(a)-(b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owner of the Subject Shares. The Issuer has informed the Reporting Persons that, as of the date hereof, there are 33,075,040 issued and outstanding Issuer Common Shares; accordingly, the Subject Shares constitute approximately 21.8% of the issued and outstanding Issuer Common Shares. Pursuant

CUSIP No. L8137 F102	13D	Page 25 of 30 Pages
to the Voting Agreements, voting power for the purposes described in the Voting Agreements is shared severally with the Shareholders and Purchaser. Purchaser does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any Issuer Common Shares pursuant to the Voting Agreements and Purchaser is not entitled to any other rights as a shareholder of the Issuer as to the Subject Shares covered by the Voting Agreements. As a result of the foregoing, the Reporting Persons and each Shareholder may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person expressly disclaims beneficial ownership of any Issuer Common Shares that are covered by the Voting Agreements. To the best of each Reporting Person’s knowledge, no Issuer Common Shares are beneficially owned by any of the individuals named in Sections 1 – 3 of Item 2 hereto.
(c)  No Reporting Person, nor, to the knowledge of any Reporting Person, any individual named in Sections 1 – 3 of Item 2 hereto, has effected any transaction in the Issuer Common Shares during the past 60 days.
(d)-(e) Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Purchaser, the Permira Funds and the KKR Funds are parties to an Interim Consortium Agreement, dated as of August 21, 2005 (the Interim Consortium Agreement), pursuant to which, among other things, the parties thereto agreed to provisions regarding the governance of Purchaser during the period between the signing of the SPA and the closing of the Acquisition (the Closing Date).
Pursuant to the Interim Consortium Agreement, the parties thereto agreed that, prior to the Closing Date, any amendment to, waiver or termination of any document executed by Purchaser in connection with the Acquisition, including the Voting Agreements, shall require the consent of the Permira Funds and the KKR Funds.
The Interim Consortium Agreement also constitutes a joint filing agreement as contemplated by Rule 13d-1(k) under the Exchange Act.
The foregoing summary of the Interim Consortium Agreement is qualified in its entirety by reference to the copy of the Interim Consortium Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.
Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees,

CUSIP No. L8137 F102	13D	Page 26 of 30 Pages
joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7.    Materials to be Filed as Exhibits
The following documents are hereby filed as exhibits:

Number	Exhibit

1.	SPA, incorporated herein by reference to the Current Report on Form 6-K of the Issuer, filed with the Securities and Exchange Commission on August 25, 2005 (SEC Accession No. 0001104659-05-041385)

2.	Form of Voting Agreement

3.	Interim Consortium Agreement

CUSIP No. L8137 F102	13D	Page 27 of 30 Pages
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated August 26, 2005
Signed by
for and on behalf of
PKS Media S.à r.l.
By: /s/ Séverine Michel
Name: Séverine Michel
Title: Manager A
Signed by
for and on behalf of
PKS Media S.à r.l.
By: /s/ Silke Scheiber
Name: Silke Scheiber
Title: As Attorney

CUSIP No. L8137 F102	13D	Page 28 of 30 Pages

Signed by	)	/s/ Alistair Boyle
For and on behalf of Permira Holdings Limited	)	Alistair Boyle
Alternate Director

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 1)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 2)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of	)
Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Alistair Boyle
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

CUSIP No. L8137 F102	13D	Page 29 of 30 Pages
Signed by
for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By:    /s/ Scott C. Nuttall
Name: Scott C. Nuttall
Title: Authorized Signatory
Signed by
for and on behalf of
KKR European Fund, Limited Partnership
By: KKR Associates Europe, Limited Partnership, its general partner
By: KKR Europe Limited, its general partner
By:    /s/ Scott C. Nuttall
Name: Scott C. Nuttall
Title: Authorized Signatory
Signed by
for and on behalf of
KKR Associates Millennium (Overseas), Limited Partnership
By: KKR Millennium Limited, its general partner
By:    /s/ Perry Golkin
Name: Perry Golkin
Title: Authorized Signatory
Signed by
for and on behalf of
KKR Associates Europe, Limited Partnership
By: KKR Europe Limited, its general partner
By:    /s/ Perry Golkin
Name: Perry Golkin
Title: Authorized Signatory
Signed by
for and on behalf of
KKR Millennium Limited
By:    /s/ Perry Golkin
Name: Perry Golkin
Title: Authorized Signatory
Signed by
for and on behalf of
KKR Europe Limited
By:    /s/ Perry Golkin
Name: Perry Golkin
Title: Authorized Signatory

CUSIP No. L8137 F102	13D	Page 30 of 30 Pages
SCHEDULE 1
SHAREHOLDERS EXECUTING VOTING AGREEMENTS
Set forth below is the name, business address, present principal occupation or employment and citizenship or place of organization of each of the Shareholders who have executed Voting Agreements.

		Principal
		Occupation or		Subject
Name	Business Address	Employment	Citizenship	Shares*

UnitedGlobalCom Europe B.V.	119 PE Schiphol-Rijk The Netherlands	UGC provides television, Internet access, and telephony services to over eight million customers in twelve countries in Europe	The Netherlands	6,000,000

Harry Evans Sloan	Rietlandpark 353 1019 EM Amsterdam The Netherlands	Executive Chairman of Issuer	United States	1,069,366

Markus Tellenbach	Rietlandpark 353 1019 EM Amsterdam The Netherlands	Chief Executive Officer of Issuer	Switzerland	5,000

Ferdinand Kayser	Château de Betzdorf L-6815 Betzdorf Luxembourg	Chief Executive Officer of SES ASTRA SA.	Luxembourg	2,500

Benjamin H. Lorenz	Terpsichoris 24 Vouliagmani 16671 Athens Greece	Semi-retired	United Kingdom	-0-

Edward McKinley	3A Seymour Walk London SW10 9NE United Kingdom	Private Investor	United Kingdom/ United States	20,000

James McNamara	2000 Ponce de Leon Blvd Suite 500 Coral Gables, FL 33134 United States	Chairman & Chief Executive Officer of Panamax Films	United States	100,000

Shane O’Neill	Kon. Wilhelminaplein 2-4 1062 HK Amsterdam The Netherlands	Chief Strategy Officer of UGC Europe Inc. and President of chellomedia division of UGC Europe, Inc.	Ireland/Australia	-0-

Juergen von Schwerin	Rietlandpark 353	Chief Financial	Germany	-0-
	1019 EM Amsterdam The Netherlands	Officer of Issuer

Erik T. Moe	Rietlandpark 353 1019 EM Amsterdam The Netherlands	General Counsel and Senior Vice President of Issuer	United States	-0-

*	Gives effect only to shares issued and outstanding which may be voted pursuant to the applicable Voting Agreement described in Item 4.